Exhibit 21.0

SUBSIDIARIES

Name	Jurisdiction of Formation
CyberOptics Ltd.	United Kingdom

CyberOptics Holdings Ltd.	United Kingdom

CyberOptics (Singapore) Pte. Ltd	Singapore

CyberOptics Semiconductor, Inc.	Minnesota

CyberOptics (China) Co., Ltd.	People’s Republic of China